EXHIBIT 99.14

All amounts in Canadian dollars unless otherwise indicated

BROOKFIELD RENEWABLE ACQUIRES OVER 90% OF

WESTERN WIND SHARES

HAMILTON, Bermuda, March 7, 2013 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN) (“Brookfield Renewable”) and WWE Equity Holdings Inc. (the “Offeror”) today announced that the Offeror has taken up an additional 21,174,384 common shares of Western Wind Energy Corp. (TSXV: WND) (“Western Wind” or the “Company”) pursuant to its all-cash offer to acquire the common shares of Western Wind for $2.60 per share (the “Offer”). Brookfield Renewable will now own 67,941,756 common shares of Western Wind representing approximately 93% of the issued and outstanding common shares.

Information for Western Wind Shareholders

As the Offeror has acquired more than 90% of the outstanding common shares of Western Wind subject to the Offer, it intends to use the compulsory acquisition provisions under British Columbia corporate law to acquire the remaining common shares of Western Wind. The Offeror expects to mail a notice of compulsory acquisition to all remaining shareholders shortly. The Offeror further intends to cause the common shares of Western Wind to be delisted from the TSX Venture Exchange and to cause Western Wind to cease to be a reporting issuer under applicable securities laws as soon as possible.

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Brookfield Renewable Energy Partners (TSX: BEP.UN) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals more than 5,600 megawatts of installed capacity. Diversified across 69 river systems and 11 power markets in the United States, Canada and Brazil, the portfolio generates enough electricity from renewable resources to power more than two million homes on average each year. With a virtually fully-contracted portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

Investor Contact: Zev Korman Director, Investor Relations E-mail: zev.korman@brookfield.com Tel: (416) 359-1955	Media Contact: Andrew Willis SVP, Communications and Media E-mail: andrew.willis@brookfield.com Tel: (416) 369-8236